Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

SEC MAIL PROCESSING SECTION RECEIVED FEB 21 2003 WASH, D.C. 155

03003940

SUPPL

February 11, 2003

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Attn: Filing Desk

Dear Sirs:

Re: Montoro Resources Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b)
Securities Act of 1934 - File No. 82-3999

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders for the period January 1 – 31, 2003.

1) Jan. 10/03 letter to TSX Venture Exchange ("TSX") c/w News Release as disseminated;
2) Jan. 10/03 letter to B.C. Securities Commission ("BCSC") c/w Form 53-901F – Material Change Report;
3) Jan. 10/03 letter to TSX c/w Private Placement Notice Form 4B;
4) Jan. 20/03 letter from TSX – condition acceptance of private placement;
5) Jan. 22/03 letter to TSX c/w Amended Form 4B and Final documentation;
6) Jan. 27/03 letter from TSX accepting for filing private placement documents;
7) Jan. 27/03 letter to BCSC c/w Quarterly Report Form 51-901F and unaudited Nov. 30/02 financials;
8) Jan. 27/03 TSX News Bulletins;
9) Jan. 30/03 letter to TSX c/w News Release as disseminated;
10) Jan. 30/03 letter to BCSC c/w Form 53-901F – Material Change Report;
11) January 31/03 letter from Computershare Trust Company confirming the mailing of the Notice of AGM, Information Circular, Aug. 31/02 Audited Financials and proxy related materials.

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

Gary Musil,
President/Director

dlw 3/3

Received as above
per: ____________________
Print Name

GM/rm

Enclosures

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

January 10, 2003

TSX Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated January 10, 2003 has been disseminated through the following publications:

1) Canada Stockwatch (E-Mail: news@stockwatch.com)
   1550 – 609 Granville Street
   Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
   500 – 789 W. Pender Street (Fax: 604-689-1106)
   Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

Enclosures

c.c.
- B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors (e-mail)
- Steele & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

January 10, 2003

TSX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

PRIVATE PLACEMENT ARRANGED

Montoro Resources Inc. ("MNQ.TSX") is pleased to announce they have arranged non-brokered private placements of 400,000 units at a price of $0.10 per unit. Each unit consists of one common share plus on share purchase warrant to purchase an additional share at $0.10 within one year of $0.15 in the second year.

The $40,000 in financing will be used for working capital purposes and the private placement is subject to regulatory approval. This financing is part of the remaining transaction pursuant to the Company's reactivation requirements and upon its completion the Company will apply for its full listing and active trading status.

No finders fee is payable.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Musil,
President/Director

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

January 10, 2003

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of January 10, 2003.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/ Director

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Montoro Resources Inc. (the "Company")
600 - 625 Howe Street, Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

January 10, 2003

ITEM 3. PRESS RELEASE

Issued January 10, 2003 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company is pleased to announce they have arranged non-brokered private placements of 400,000 units at a price of $0.10 per unit.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

PRIVATE PLACEMENT ARRANGED

Montoro Resources Inc. ("MNQ.TSX") is pleased to announce they have arranged non-brokered private placements of 400,000 units at a price of $0.10 per unit. Each unit consists of one common share plus on share purchase warrant to purchase an additional share at $0.10 within one year of $0.15 in the second year.

The $40,000 in financing will be used for working capital purposes and the private placement is subject to regulatory approval. This financing is part of the remaining transaction pursuant to the Company's reactivation requirements and upon its completion the Company will apply for its full listing and active trading status.

No finders fee is payable.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, President/Director
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, President/ Director

DATED this 10th day of January, 2003.

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

January 10, 2003

TSX Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Corporate Finance

Dear Sir or Madam:

Re: Private Placement

Further to our news release of January 10, 2002, enclosed is our Private Placement Notice Form 4B and Filing Fees in the amount of $700 + GST.

Please note this financing is part of the remaining transaction pursuant to the Company's reactivation requirements. The Company will be filing an Annual Information Form and summary of TMR after receipt of conditional acceptance of the private placement.

We look forward to receiving your response on the above. If you require any additional information, please contact us at the above address.

Yours truly,

Gary Musil
President/Director

Enclosures

c.c. Beruschi & Company, Attn: Douglas E. Eacrett, Solicitor
Securities & Exchange Commission, Wash. D.C. USA

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: Montoro Resources Inc. (the "Issuer").

   Trading Symbol: MNO.

2. Date Price Reservation Form Filed: ________.

   Date of News Release announcing Private Placement: January 10, 2003.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☐ No ☒
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☒ No ☐

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $40,000

5. Proposed use of proceeds:

   Working Capital

6. (a) Description of shares to be issued:

(i) Class: Common .

(ii) Number: 400,000 .

(iii) Price per security: $0.10 .

(b) Description of Warrants to be issued:

(i) Number of Warrants: 400,000 .

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 400,000 .

(iii) Exercise price of Warrants: Year 1: $0.10 Year 2: $0.15

Tier 1 Only: Year 3:________ Year 4________ Year 5________

(iv) Expiry date of Warrants: January 9, 2005 .

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: ________ .

(ii) Number of Listed Shares to be issued on conversion: ________ .

(iii) Expiry/Maturity date: ________ .

(iv) Interest rate: ________ .

(v) Conversion terms: ________ .

(vi) Default provisions: ________ .

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 800,000 .

7. Issued and outstanding Listed Shares at the date of the price reservation: 15,449,291

8. Placees

(a) Insiders and Pro Group

The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	Number of Shares Purchased	*Post- closing Direct & Indirect Holdings in the Issuer	*% of Post-Closing Outstanding Shares	**Insider=I ProGroup=P
Gary Musil 3577 Marshall Street Vancouver, B.C. V5N 4S2	150,000	300,000	1.85%	I
Vojtech Agyagos 1365 Dempsey Road North Vancouver, B.C. V7X 1S7	150,000	300,000	1.85%	N/A
Delmar St. John 2378 Folkstone Way West Vancouver, B.C. V7S 3C8	50,000	100,000	.01%	N/A
Duster Capital Corp. (Dusan Berka) #201 – 1935 Haro Street Vancouver, B.C. V6G 1H8	50,000	100,000	.01%	N/A
TOTAL	400,000	800,000		

* assuming exercise of Warrants issued pursuant to the Private Placement

**If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

(b) Other Placees Who Will Beneficially Own or Control more than 5% of the Post Closing Outstanding Shares in the Issuer.

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

Name & Residential Address of Purchaser	Number of Shares Purchased	*Post closing Direct & Indirect Holdings in the Issuer	*% of Post Closing Outstanding Shares

TOTAL			

* assuming exercise of Warrants issued pursuant to the Private Placement

(c) If any Placees in items 8(a) or 8(b) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C.)

(d) Provide the total number of shares of this Private Placement purchased by Placees who are not individuals and are not resident in North America (e.g. Non North American corporations trusts, etc.). 100,000

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement: N/A

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☐ No ☐
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

____

(c) Cash ______________________________.

(d) Securities ______________________________.

(e) Expiry date of any Agent's Option ______________________________.

(f) Exercise price of any Agent's Option ______________________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

N/A

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

Yes ☐ No ☒

If Yes, describe all relevant terms:

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*

   Yes ☐ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:

   Yes ☐ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:

   Yes ☐ No ☐

4. The Issuer is not a CPC, Tier 3 Issuer, or is not and has not been put on notice that it is or will be an Inactive Issuer (refer to Policy 2.5 *Tier Maintenance Requirements*):

   Yes ☐ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:

   Yes ☐ No ☐

6. No new Control Person is created by the issuance of the Shares:

   Yes ☐ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:

   Yes ☐ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:

   Yes ☐ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:
Yes ☐ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☐ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________________.

(ii) For Previous Expedited Private Placements: ____________________.

(iii) For this transaction: ________________________________.

Total ((i) + (ii) + (iii)): ________________________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
Yes ☐ No ☐
If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
Yes ☐ No ☐
If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

a) the name(s) of the new Control Person(s)

____

b) the date on which shareholder approval has or will be obtained for the transaction.

____

c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.

Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – *Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: ______________________

____
Name of Director and/or
Senior Officer

____
Signature

____
Official Capacity

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

January 10, 2003

TSX Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated January 10, 2003 has been disseminated through the following publications:

1) Canada Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street (Fax: 604-689-1106)
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

Enclosures

c.c. - B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors (e-mail)
- Steele & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

January 10, 2003

TSX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

PRIVATE PLACEMENT ARRANGED

Montoro Resources Inc. ("MNQ.TSX") is pleased to announce they have arranged non-brokered private placements of 400,000 units at a price of $0.10 per unit. Each unit consists of one common share plus on share purchase warrant to purchase an additional share at $0.10 within one year of $0.15 in the second year.

The $40,000 in financing will be used for working capital purposes and the private placement is subject to regulatory approval. This financing is part of the remaining transaction pursuant to the Company's reactivation requirements and upon its completion the Company will apply for its full listing and active trading status.

No finders fee is payable.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Musil,
President/Director

TSX venture EXCHANGE

January 20, 2003

Carol E. Ellis
Corporate Analyst
Compliance Services
650 West Georgia Street
Suite 2700, PO Box 11633
Vancouver, B.C. V6B 4N9
T (604) 643-6504
F (604) 666-6051
carol.ellis@tsxventure.com

VIA FAX ONLY: (604) 683-1350

Montoro Resources Inc.
#600 – 625 Howe Street
Vancouver, B.C.
V6C 2T6

Attention: Gary Musil, President

Dear Mr. Musil:

Re: Montoro Resources Inc. (the "Company") – Submission #80692

Further to the Company's news release dated January 10, 2003, and your notice letter dated January 10, 2003, this is to advise that the Company's proposed private placement of 400,000 units shares with 400,000 warrants attached to purchase 400,000 shares at a price of $0.10 per share if exercised within the first year and at a price of $0.15 per share if exercised within the second year, is conditionally acceptable to the TSX Venture Exchange Inc. (the "Exchange").

Please note the requirements of Policy 4.1, specifically:

- Final acceptance of the private placement is subject to the filing, within 45 days from the date of the Notice, of the documentation required. Please identify in the filing the specific statutory exemption(s) relied on for the issuance. It is the responsibility of the Company to determine the availability of the Securities Act exemption(s) used and to meet all the legal requirements of the exemption(s).

- The Exchange, in its discretion, may refuse to provide Final Acceptance in regard to the subscription of one or more subscribers.

- The Exchange reserves the right to review the price of the private placement at the time the documentation is filed if a material change in the affairs of the Company is announced during the filing period.

- Upon closing, a press release must be issued by the Company, including the expiry dates of the hold period(s) for both the securities issued in the private placement, as well as any securities issued as bonuses, finders' fees or commissions in connection with the private placement.

The Exchange does not require a Filing Statement.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6504 / FAX: (604) 688-6051 / EMAIL: carol.ellis@tsxventure.com.

Yours truly,
TSX Venture Exchange Inc.

Carol E Ellis, P.Geo.
Corporate Analyst
Compliance Services

650 West Georgia Street
Suite 2700, PO Box 11633
Vancouver, B.C. V6B 4N9
Fax: (604) 688-6051

Tel: (604) 643-6504

Fax

Department name: **Compliance Services**

TSX venture EXCHANGE

TO:
Gary Musil
Montoro Resources Inc.

DATE:
January 20, 2003

FAX:
(604) 683-1350

TELEPHONE:

FROM:
Carol Ellis
Corporate Analyst

NUMBER OF PAGES (INCLUDING COVER):
3

Message:

Please see attached correspondence. This is the only copy you will be receiving.

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

January 22, 2003

TSX Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Carol Ellis, Corporate Analyst
Compliance Services

Dear Carol:

Re: Submission #80692

Further to our conditional acceptance letter of January 20, 2003 we attached the following:

1) Amended Form 4B – Question 8 (a). Please note that the placee Delmar St. John did not complete, however D. Blair Nelson filled this amount;
2) Form 4B Final Documentation;
3) Form 4C Corporate Placee Registration Form for Duster Capital Corp.

We await your final acceptance.

Yours truly,

Gary Musil, CEO
President/Director

GM/rm

Enclosures

c.c. - Beruschi & Company , Attn: Douglas Eacrett, Solicitor
- Securities and Exchange Commission, Wash. D.C. USA

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: Montoro Resources Inc. (the "Issuer").

   Trading Symbol: MNQ.

2. Date Price Reservation Form Filed: ________.

   Date of News Release announcing Private Placement: January 10, 2003.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☐ No ☒
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☒ No ☐

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $40,000

5. Proposed use of proceeds:

   Working Capital

6. (a) Description of shares to be issued:

(i) Class: Common.

(ii) Number: 400,000.

(iii) Price per security: $0.10.

(b) Description of Warrants to be issued:

(i) Number of Warrants: 400,000.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 400,000.

(iii) Exercise price of Warrants: Year 1: $0.10 Year 2: $0.15

Tier 1 Only: Year 3: ______ Year 4 ______ Year 5 ______

(iv) Expiry date of Warrants: January 9, 2005.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: ______.

(ii) Number of Listed Shares to be issued on conversion: ______.

(iii) Expiry/Maturity date: ______.

(iv) Interest rate: ______.

(v) Conversion terms: ______.

(vi) Default provisions: ______.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 800,000.

7. Issued and outstanding Listed Shares at the date of the price reservation: 15,449,291

8. Placees

(a) Insiders and Pro Group

The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. Subscriptions by current Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	Number of Shares Purchased	*Post- closing Direct & Indirect Holdings in the Issuer	*% of Post-Closing Outstanding Shares	**Insider=I ProGroup=P
Gary Musil 3577 Marshall Street Vancouver, B.C. V5N 4S2	150,000	300,000	1.85%	I
Vojtech Agyagos 1365 Dempsey Road North Vancouver, B.C. V7X 1S7	150,000	300,000	1.85%	N/A
D. Blair Nelson 1450 Mile 168 Road Williams Lake, B.C. V2G 2P2	50,000	100,000	.01%	N/A
Duster Capital Corp. (Dusan Berka) #201 – 1935 Haro Street Vancouver, B.C. V6G 1H8	50,000	100,000	.01%	N/A
TOTAL	400,000	800,000		

* assuming exercise of Warrants issued pursuant to the Private Placement

**If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

(b) Other Placees Who Will Beneficially Own or Control more than 5% of the Post Closing Outstanding Shares in the Issuer.

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

Name & Residential Address of Purchaser	Number of Shares Purchased	*Post closing Direct & Indirect Holdings in the Issuer	*% of Post Closing Outstanding Shares

TOTAL			

* assuming exercise of Warrants issued pursuant to the Private Placement

(c) If any Placees in items 8(a) or 8(b) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C.) See attached.

(d) Provide the total number of shares of this Private Placement purchased by Placees who are not individuals and are not resident in North America (e.g. Non North American corporations trusts, etc.). N/A

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement: N/A

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☐ No ☐
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

____

(c) Cash ______________________________.

(d) Securities ______________________________.

(e) Expiry date of any Agent's Option ______________________________.

(f) Exercise price of any Agent's Option ______________________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

N/A

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

N/A

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

Yes ☐ No ☒

If Yes, describe all relevant terms:

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*

   Yes ☐ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:

   Yes ☐ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:

   Yes ☐ No ☐

4. The Issuer is not a CPC, Tier 3 Issuer, or is not and has not been put on notice that it is or will be an Inactive Issuer (refer to Policy 2.5 *Tier Maintenance Requirements*):

   Yes ☐ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer has received Exchange Acceptance:

   Yes ☐ No ☐

6. No new Control Person is created by the issuance of the Shares:

   Yes ☐ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:

   Yes ☐ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:

   Yes ☐ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:
Yes ☐ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
Yes ☐ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________.

(ii) For Previous Expedited Private Placements: ______________________.

(iii) For this transaction: ______________________.

Total ((i) + (ii) + (iii)): ______________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?
Yes ☑ No ☐
If Yes, please provide an updated Notice highlighting the changes.
See 8(a), (c), (d)

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
Yes ☑ No ☐ Note: One new placee.
If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

a) the name(s) of the new Control Person(s)

N/A

b) the date on which shareholder approval has or will be obtained for the transaction.

____

c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – *Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: January 22, 2003

Gary Musil
Name of Director and/or
Senior Officer

[signature]
Signature

President/Director
Official Capacity

FORM 4C

TSX venture EXCHANGE

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) with the Exchange.

1. Placee Information:

   (a) Name: Duster Capital Corp.

   (b) Complete Address: #201 – 1935 Haro Street
   Vancouver, B.C. V6G 1H8

   (c) Jurisdiction of Incorporation or Creation: British Columbia

2. (a) Is the Placee purchasing securities as a portfolio manager (Yes/No)? No

   (b) Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? No

3. If the answer to 2(b) above was "Yes", the undersigned certifies that:

   (a) It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client's express consent to a transaction;

   (b) it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in __________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

   (c) it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

   (d) the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

   (e) it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for

the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

4. If the answer to 2(a). above was "No", please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country
Dusan Berka	Vancouver	BC	Canada

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the *Securities Act* (British Columbia) and sections 176 and 182 of the *Securities Act* (Alberta).

Dated at Vancouver B.C. on January 9, 2003.

Duster Capital Corp.
(Name of Purchaser - please print)

(Authorized Signature)

President/Director
(Official Capacity - please print)

Dusan Berka
(please print name of individual whose signature appears above)

THIS IS NOT A PUBLIC DOCUMENT

TSX venture EXCHANGE

January 27, 2003

Carol E. Ellis
Corporate Analyst
Compliance Services
650 West Georgia Street
Suite 2700, PO Box 11633
Vancouver, B.C. V6B 4N9
T (604) 643-6504
F (604) 688-6051
carol.ellis@tsxventure.com

VIA FAX ONLY: (604) 683-1350

Montoro Resources Inc.
Suite 600
625 Howe Street
Vancouver, BC
V6C 2T6

Attn: Gary Musil, President

Dear Sir,

Re: Montoro Resources Inc. (the "Company")

Private Placement
Please be advised that the TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced January 10, 2003:

Number of Shares:	400,000 shares
Purchase Price:	$0.10 per share
Warrants:	400,000 share purchase warrants to purchase 400,000 shares
Warrant Exercise Price:	$0.10 for a one year period
	$0.15 in the second year
Number of Placees:	4 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]**	**# of Shares**
Gary Musil	I	150,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly

Removal of Inactive Status/Reinstatement of Trading
Further to the TSX Venture Exchange Bulletins dated January 16, 2001 and October 17, 2002, effective on January 28, 2003, the TSX Venture Exchange advises that the Company has completed its reorganization and is no longer deemed Inactive as per TSX Venture Exchange Policy 2.6.

The Company is classified as a "Mining (Non-Oil & Gas) Exploration/Development" company.

Effective at the opening, January 28, 2003, trading will be reinstated in the securities of the Company

Yours truly,
TSX Venture Exchange Inc.

Carol E. Ellis
Corporate Analyst
Compliance Services

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

January 27, 2003

SEDAR FILED

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

The enclosed material was sent by prepaid mail to Supplemental Mail List respondents of the above-mentioned Company on January 27, 2003.

We are filing this material with you in compliance with the regulations. Please also note the documents were filed with the Market Centres using SEDAR.

Attached please Find:

- Quarterly Report Form 51-901F and financial statements for the three-month period ended November 30, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

Enclosure

c.c.
- Alberta Securities Commission (SEDAR)
- TSX Venture Exchange, Attn: Listings Dept.
- Beruschi & Company, Solicitors, Attn: Douglas E. Eacrett
- Computershare Trust Company, Attn: Anne Boise, Account Manager, Client Services Dept.
- Steele & Co., CA Attn: Roger Street
- Securities & Exchange Commission, Wash. D.C. USA
- Directors (3)

Quarterly Report - BC Form 51-901 F

ISSUER DETAILS

For Quarter Ended:	*November 30, 2002*
Date of Report:	*January 23, 2003*
Name of Issuer:	*Montoro Resources Inc.*
Issuers Address:	*#600 – 625 Howe Street* *Vancouver, B.C. V6C 2T6*
Issuer Fax Number:	*604-683-1350*
Issuer Phone Number:	*604-683-6648*
Contact Person:	*Gary Musil*
Contact Position:	*President/Director*
Contact Telephone Number:	*604-683-6648*
Contact E-Mail Address:	*montoro@telus.net*
Website Address:	*www.MontoroResources.com*

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Directors Name:	*Gary Musil*	Date Signed:	*January 23, 2003*
Directors Name:	*Roger Agyagos*	Date Signed:	*January 23, 2003*

MONTORO RESOURCES INC.
(A Development Stage Company)

Financial Statements

November 30, 2002

Unaudited - Prepared by Management

(with comparative unaudited figures for November 30, 2001)

MONTORO RESOURCES INC.
(A Development Stage Company)

Balance Sheets
November 30, 2002 and August 31, 2002
(Unaudited - Prepared by Management)

	November 30 2002	August 31 2002
ASSETS		
Current		
Cash	$ 3,238	$ 11,088
Other	7,737	5,179
	10,975	16,267
Mineral Interests (Notes 3 and 4)	58,782	56,132
	$ 69,757	$ 72,399
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 5,930	6,884
Exploration advances payable (Note 6)	56,740	56,740
Owing to related parties (Note 5)	14,022	16,474
	76,692	73,214
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	2,529,016	2,516,516
Contributed surplus, arising on cancellation of escrow shares	3,518	3,518
Deficit	(2,539,469)	(2,527,733)
	(6,935)	(7,699)
	$ 69,757	$ 72,399

Approved by the Directors: ______________________ Director ______________________ Director

MONTORO RESOURCES INC.
(A Development Stage Company)

Statements of Operations and Deficit
Three Months Ended November 30, 2002 and 2001
(Unaudited - Prepared by Management)

	November 30 2002	November 30 2001
Administrative expenses		
Audit and legal	-	250
Bank charges and interest	28	147
Filing fees and transfer agent	1,507	836
Management fees	7,500	-
Office and miscellaneous	986	1,771
Public relations and promotion	150	217
Rent	1,350	1,350
Telephone	215	153
	(11,736)	(4,724)
Income (loss) for the period	(11,736)	(4,724)
Deficit, beginning of period	(2,527,733)	(2,472,832)
Deficit, end of period	$ (2,539,469)	$ (2,477,556)
Income (loss) per share	$ (.0007)	$ (0.0004)

MONTORO RESOURCES INC.
(A Development Stage Company)

Statements of Cash Flow
Three Months Ended November 30, 2002 and 2001
(Unaudited - Prepared by Management)

	November 30 2002	November 30 2001
CASH PROVIDED (USED) BY		
Operating activities		
Income (loss) for the period	$ (11,736)	$ (4,724)
Changes in non-cash working capital items		
Other	(2,558)	1,443
Accounts payable	(3,406)	2,590
	(17,700)	(691)
Financing activities		
Share capital issued for cash	12,500	-
	12,500	-
Investing activities		
Mineral interests and deferred exploration costs	(2,650)	-
Change in cash for the period	(7,850)	(691)
Cash, beginning of period	11,088	1,244
Cash, end of period	$ 3,238	$ 553

MONTORO RESOURCES INC.
(A Development Stage Company)

Statements of Mineral Interests and Exploration Costs
Three Months Ended November 30, 2002 and 2001
(Unaudited - Prepared by Management)

	November 30 2002	November 30 2001
PROPERTIES IN GOOD STANDING		
Malachite Project		
Acquisition costs	$ -	$ -
Administration and travel	1,101	-
Assays	765	-
Exploration advances	(5,000)	-
Geological and geophysical	9,117	-
Recovery of costs	(3,333)	-
	2,650	-
South Trend – Ungava Project (Quebec)		
Acquisition costs	-	20,891
	-	-
EXPENDITURES FOR THE PERIOD	2,650	20,891
DEFERRED COSTS BEGINNING OF PERIOD	56,132	-
DEFERRED COSTS END OF PERIOD	**$ 58,782**	**$ -**
SUMMARY OF PROJECT COSTS		
MALACHITE PROJECT (NEW BRUNSWICK)	$ 37,891	$ -
SOUTH TREND PROJECT (QUEBEC)	20,891	20,891
	$ 58,782	**$ 20,891**

1. BASIS OF PRESENTATION

The interim financial statements of Montoro Resources Inc. (the "Company") have been prepared by management in accordance with generally accepted accounting principles. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended August 31, 2002. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended August 31, 2002.

2. ACCOUNTING POLICIES

a. Mineral Interests and Deferred Exploration Costs

The Company is engaged in the exploration and development of mineral resource properties and records mineral interests at cost or at an ascribed amount if the consideration is common shares. The Company includes in costs the lease and option payments made on properties that are held under lease and option agreements. Costs and recoveries relating to exploration and development projects are deferred when it is probable that those costs are recoverable from future operations. The amounts shown for mineral interests and deferred exploration costs represent accumulated or minimal costs and do not represent present or future values. The properties and carrying values are subject to periodic review for permanent impairment. The recoverability of these amounts is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their development and upon subsequent profitable production.

b. Estimates and Fair Values

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates. The financial instruments which are reported as assets and liabilities, both recognized and unrecognized, are carried at amounts which approximate fair values.

c. Environmental Issues

It is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

d. Stock-Based Compensation Plans

The Company grants incentive stock options to its directors, employees and consultants to acquire shares in the Company at or above market value at the date of grant. The

options are exercisable upon issue and have fixed exercise prices and expiry dates not exceeding five years. Generally the Company is entitled to reserve up to 10% of its issued capital for stock based compensation plans. No compensation expense is recognized for these options when issued. Any consideration received on the exercise of options is credited to share capital.

e. Income Taxes

The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period. Future income tax liabilities (assets) are in the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet. Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

3. CHANGE IN ACCOUNTING POLICY

The Company has returned to its original accounting policy with respect to its mineral interests and exploration costs and will defer the costs of mineral interests and exploration costs on mineral properties in good standing. In the previous year, using the guidance of CICA Accounting Guideline - #11, the Company wrote off the costs deferred at the end of the previous year to deficit and charged the costs incurred during the year to operations. The Company returned to its original accounting policy as a result of clarification of the accounting guideline contained in CICA's Emerging Issue Commission's Report #126.

The change is applied prospectively without restatement of prior years' financial statements.

4. MINERAL INTERESTS AND EXPLORATION COSTS

The Company has acquired mineral interests in various properties located in Canada.

Malachite Project (New Brunswick)

The Company has acquired a 25% interest in the project for $7,000, 150,000 common shares (issued at an ascribed value of $15,000) and by expending $10,000 on exploration of the properties. The Company can acquire an additional 25% interest in the project for $10,000 and expending an additional $100,000 on exploration of the properties before September 30, 2003. The properties are subject to a 2% net smelter royalty.

The Company has signed an agreement with the Province of New Brunswick under which the Company is to receive a reimbursement of exploration expenditures incurred on the properties. The Company is eligible to receive 50% of exploration costs incurred prior to

March 15, 2003 up to a total of $20,000. The Company has received and accrued reimbursements totaling $13,333.

South Trend – Ungava Project (Quebec)

The Company has acquired a 100% interest in the project for $10,000 and 100,000 common shares (issued at an ascribed value of $10,000). The properties are subject to a 3% net smelter royalty. The Company has granted an option to a third party to acquire a 100% interest in the property in consideration for $30,000 and a $500,000 exploration expenditure by December 31, 2006.

5. RELATED PARTY TRANSACTIONS

Amounts owing to/from related parties are unsecured, non-interest bearing and are recorded as non-current due to the uncertainty of timing of payment.

The Company shares office facilities and has common management and directorships with a number of public and private corporations. The Company is charged for office rentals and administrative services on a proportional cost basis. Charges of $2,250 (2001 - $3,000) were made in the period by related companies. Management believes that the methods of cost allocations and resultant costs are reasonable.

The Company has entered into an agreement with a company with a common director to pay $2,500 per month for management fees. The agreement expires on February 1, 2004 and automatically renews for another two years unless it is terminated by either company.

6. EXPLORATION ADVANCES PAYABLE

A public company with common management and directors advanced $56,740 for exploration programs. The advance is unsecured, non-interest bearing and is payable by September 30, 2003.

7. SHARE CAPITAL

a. Authorized: 100,000,000 common shares without par value

b. Issued and Outstanding

	2002		2001	
	Number	**$ Amount**	**Number**	**$ Amount**
Balance, beginning of year	15,324,291	2,516,516	13,164,291	2,398,516
Issued during the year for:				
- Property acquisitions	Nil	Nil	Nil	Nil

- Cash (Stock options/warrants)	125,000	12,500	Nil	Nil
Balance, end of period	15,449,291	2,529,016	13,164,291	2,398,516

c. Share Issue Commitments

A total of 1,785,000 share purchase warrants to acquire common shares are currently outstanding. These warrants are exerciseable at a price of $0.10 and expire February 21,2003.

8. SUPPLEMENTAL INFORMATION

Disaggregation of certain administration expenses for the periods ended November 30, 2002 and 2001 is:

	2002	2001
Office and Miscellaneous		
Related party administration charges	$ 900	$ 1,650
Office supplies, courier and miscellaneous	86	121
	$ 986	$ 1,771
Professional Fees		
Accounting and audit	$ -	$ 250
Legal	-	-
	$ -	$ 250
Travel and Promotion		
Promotion	$ -	$ 196
Shareholder communication	150	21
Travel	-	-
	$ 150	$ 217

MONTORO RESOURCES INC.

(the "Company")

SCHEDULE B:

SUPPLEMENTARY INFORMATION
NOVEMBER 30, 2002

SECTION 1 - ANALYSIS OF EXPENSES AND DEFERRED COSTS

A. **Deferred Exploration & Development**

Costs are related to work on the Ungava nickel/copper/PGE mineral properties and the Malachite cobalt/copper property (as detailed in Schedule A).

General & Administrative Expenses

Our overall administrative expenses have increased $7,012 by approx. 148% compared to the first quarter of the previous year, with the main increase ($7,500) for management fees. The Company entered into a management agreement commencing February 1, 2002 at $2,500/mo. The Company did not previously have a management contract.

Other increases: Filing Fees and transfer agent($1,507 in 2002; $836 in 2001). As the Company has become more active so has an increase in regulatory filing and fees.

Interest charges were lower ($28 in 2002; $147 in 2001) as a result of a decrease in liabilities upon completion of the April 2002 private placement. Office services ($986 in 2002; $1,771 in 2001) were lower due to the Company's move to smaller less expensive shared offices.

SECTION 2 - RELATED PARTY TRANSACTIONS

See Note 5 in accompanying financial statements.

SECTION 3 - SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

(a) Securities Issued for the three months ended November 30, 2002:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commission Paid
Oct. 30/02	Common Shares	Warrants Exercised	125,000	$0.10	$12,500	Cash	Nil

(b) Options Granted during the quarter ended November 30, 2002:

Date Granted	No. of Shares	Director or Employee	Exercise Price	Expiry Date
NIL				

SECTION 4 - SUMMARY OF SECURITIES AS AT NOVEMBER 30, 2002

(a) Authorized share capital – 100,000,000 common shares without par value.

(b) The Company has issued and allotted shares of its capital stock totalling 15,449,291 for a value of $2,529,016.

(c) Options, warrants, and convertible securities outstanding as at November 30, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	Nil	---	---
Share Purchase Warrants	1,785,000	$0.10	April 11/03

(d) Shares in escrow or subject to pooling as at November 30, 2002:

Common shares in escrow - Nil

SECTION 5 - LIST OF DIRECTORS/OFFICERS AS AT REPORT DATE:

Gary Musil ....President/Director
Roger Agyagos.......................Secretary/Director
Bruce E. Bried.......................Director
Heidi Mader...........................Director

MONTORO RESOURCES INC.

(the "Company")

SCHEDULE C:

MANAGEMENT DISCUSSION & ANALYSIS

REVIEW OF OPERATIONS IN THE QUARTER ENDED NOVEMBER 30, 2002 AND UP TO THE DATE OF THIS REPORT:

Nature of Business:

The Company is engaged in the exploration and development of mineral resource properties.

The Company acquired 100% interest in a 81-unit (3360 hectares) mineral block in the Ungava area during 2001.

The Company signed an option to acquire 50% interest in a 37 mineral claim (686 hectares) prospect in Bathurst, New Brunswick area mineral claims units.

Investor Relations Activities:

There were no investor relations activities undertaken by or on behalf of the Company during the quarter except for the dissemination of press releases and exploration updates to the media, interested shareholders, investors, and brokers. In addition, the Company completed changes and updates to the website during the year. No investor relations arrangements or contracts were entered into during the quarter.

Significant Events & Transactions:

(a) Acquisitions & Dispositions:

On April 18, 2002 the Company signed a property option agreement to acquire 50% interest in a 37 mineral claim block (approx. 686 hectares) in the Bathurst, New Brunswick Mining Camp.

On December 17, 2002 the Company signed an agreement with Canadian Royalties Inc. with respect to a proposal to Option 100% interest in the 81 unit South Trend prospect in the Ungava area.

(b) Material Expenditures: Resource Properties

See Schedule A – Mineral Interests and Exploration Costs.

(c) News Releases & Material Change Reports:

November 5, 2002 - The Company is pleased to report a final summary of the 2002 Exploration Program on its Malachite prospect near Bathurst, New Brunswick.

Trenching on the Malachite Property has uncovered a previously unknown felsic volcanic unit within the Greys Gulch Formation of the Silurian aged Chaleur Group. These rhyolites show primary extrusive textures such as varioles and flow banding and also shows evidence of extensive hydrothermal alteration in the form of pervasive carbonatization and sulphide mineralization.

A new mineralized zone (Main Zone) located approximate 200 metres west of the old "Malachite Occurrence" (URN 1339) was delineated during trenching. The Main Zone was exposed on line L5+00N near 0+50 W and L4+00 N near the baseline and varies in width from 25-30 metres. The mineralization within this zone is typically 1-2% disseminated chalcopyrite +/- pyrite with cobaltite. Malachite, Co-oxide and manganese are common along fractures within the zone. The Main Zone contains brecciated section with 3-5% chalcopyrite as

stringers and veinlets with abundant Co-oxide along fractures. Best assays results from grab samples taken from the main Zone on L 5+00N are **sample # 57286 (0.1% Co, 0.6% Cu); sample # 57289 (172 ppm Co, 1.3% Cu) & sample # 57293 (341 ppm Co, 2.08% Cu)**.

The Main Zone is coincident with a property scale VLF conductor that crosses the entire grid. Historical trenching near this VLF anomaly at L 10+00N exposed mineralization and geology similar to the Main Zone. A rock sample collected from the surface rubble pile at this trench returned assay values of 152 ppm Co and 6,890 ppm Cu. Because of this, the Main Zone is interpreted to trend between L 4+00N and L 10+00N and have a strike length of at least 600 metres. The Main Zone is untested over most of its length.

Recommendations for a Phase II programme includes further trenching of the Main Zone along strike (grid north) and diamond drilling. If Phase II returns encouraging results it is recommended that a Phase III programme be initiated that includes more trenching and diamond drilling along the Main Zone. Phase III includes an IP geophysical survey to delineate areas of high sulphide mineralization along the Main Zone and possibly elsewhere on the property and subsequent diamond drilling of any IP anomalies.

November 19, 2002 - Montoro Resources Inc. ("MNQ.TSX") is pleased to have signed an option agreement with Canadian Royalties Inc. ("CZZ.TSX") whereby Canadian Royalties can earn a 100-per-cent interest in a block of 81 map designated units in the Nunavik (Ungava) region of Northern Quebec. The claims are bounded by Canadian Royalties' 100-per-cent-owned properties to the east and west, and situated approximately 40 kilometres west of the Expo-Ungava and Phoenix properties.

The property covers the continuation of geological terrain that is considered part of a series of ultramafic bodies that extend throughout the 40-km-long Expo-Ungava joint venture property and other Canadian Royalties 100-per-cent-owned ground on the South Raglan trend.

Canadian Royalties can earn the 100-per-cent interest in the Montoro property through exploration expenditures of $500,000 over the next four years, at which time Canadian Royalties will grant Montoro Resources a 1-per-cent net smelter return royalty. The property is subject to an NSR royalty held by 862539 Alberta Ltd., a private company controlled by a director of Canadian Royalties.

Canadian Royalties will give Montoro Resources an option payment of $30,000 upon approval of the transaction by the TSX Venture Exchange. The addition of this property gives Canadian Royalties property interests in land extending almost continuously along the favourable South Raglan trend for 90 km.

(d) Breaches of corporate, securities or other laws, or of an Issuer's listing agreement with the Canadian Venture Exchange: None

(e) Regulatory Approval: October 17, 2002 – Trading in the shares of the Company was halted.

October 18, 2002 – Further to the TSX Venture Exchange bulletin dated Oct. 17, 2002, effective at the open Oct. 18, 2002 trading in the shares were suspended, for failure to maintain tier maintenance requirements in accordance with TSX Policy 2.5 and being designated an inactive issuer for a period of greater than 18 months.

- Shareholders are prohibited from trading in the securities of the company during the period of the suspension or until further notice.

November 27, 2002 – The TSX Venture Exchange has accepted for filing an Option Agreement dated November 18, 2002 between the Company and Canadian Royalties Inc. ("CZZ").

(f) Working Capital: The Company's Current Assets exceed its Current Liabilities by $5,045.

The Company's management is actively seeking financing by way of private placement to provide working capital for exploration of its property interests and for acquisition of additional resource interests.

(g) General & Subsequent Events:

On January 10, 2003 the Company announced they have arranged $40,000 in non-brokered private placements whereby the Company has agreed to issue 400,000 units at $0.10 per unit. Each unit entitles the placees to receive one common share and one warrant to purchase an additional share at $0.10 within one year or $0.15 in the second year.

(h) Financings, Principal Purposes and Milestones:

(i) On January 9, 2003 the financing as previously mentioned was arranged.

Budgeted Use of Proceeds $	Actual Use of Proceeds $
Working Capital $40,000	N/A

The Company is dependent on equity financing and/or joint ventures to explore and develop resource properties until these properties become productive and fund the Company's future.

(ii) Material Variances - N/A

ATT'N Investor Relations,
This news is with our compliments. Please let us know if it has errors or if your directors need updating. (604) 687-1500
Listed on the TSX Venture Exchange? We have sent a copy of this news to the TSX Venture Exchange for its surveillance dep't.,-- on the understanding that the TSX will honour a 3-hour delay at its Web site.

Montoro Resources 400,000-share private placement

Montoro Resources Inc	MNQ
Shares Issued: 13,164,291	Oct 11 Close 0.06
27 Jan 27 2003	Private Placement

The TSX Venture Exchange has accepted for filing documentation with respect to a non-brokered private placement announced Jan. 10, 2003:

No. of shares:	400,000
Price:	10 cents per share
Warrants:	400,000 share purchase warrants to purchase 400,000 shares
Exercise price:	10 cents for a one-year period, 15 cents in the second year
No. of placees:	Four
Insider:	Gary Musil 150,000 shares

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period (s). The company must also issue a news release if the private placement does not close promptly.

Directors: Agyagos Roger; Bried Bruce E; Mader Heidi; Musil Gary

Address: Suite 600 - 625 Howe St, Vancouver, BC, V6C 2T6
Phone: 604 683 6648 Fax: 604 683 1350


0.10
0.08
0.06
0.04
200M
Apr
May
June
July
Aug
Sept
Oct
2002
MNQ

Montoro Resources inactive status removed

Montoro Resources Inc MNQ
Shares Issued: 13,164,291 Oct 11 Close 0.06
27 Jan 27 2003 Inactive Status

Further to the TSX Venture Exchange bulletins dated Jan. 16, 2001, and Oct. 17, 2002, effective on Jan. 28, 2003, the TSX Venture Exchange advises that the company has completed its reorganization and is no longer deemed inactive as per TSX Venture Exchange Policy 2.6.

The company is classified as a mining (non-oil-and-gas) exploration/development company.

Effective at the opening, Jan. 28, 2003, trading will be reinstated in the securities of the company.

Directors: Agyagos Roger; Bried Bruce E; Mader Heidi; Musil Gary

Address: Suite 600 - 625 Howe St, Vancouver, BC, V6C 2T6

Phone: 604 683 6648 Fax: 604 683 1350


0.10
0.08
0.06
0.04
200m
Apr
May
June
July
Aug
Sept
Oct
2002
MNQ

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

January 30, 2003

TSX Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated January 30, 2003 has been disseminated through the following publications:

1) Canada Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street (Fax: 604-689-1106)
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

Enclosures

c.c.
- B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors (e-mail)
- Steele & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

January 30, 2003

TSX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

REACTIVATION AND NEW ACQUISITION

Further to the TSX Venture Exchange (the "Exchange") Bulletins dated January 16, 2001 and October 17, 2002, effective on January 28, 2003, the Exchange advised the Company that it has completed its reorganization and is no longer deemed Inactive as per Exchange Policy 2.6

Montoro Resources Inc. wishes to extend sincere thanks to our valued Shareholders/Investors for your patience, faith and commitment to Montoro during the past year and especially the last three months of our halt trading.

Montoro is currently negotiating the acquisition of a further interest in the Ungava – Raglan area – Northern Quebec and hopes to release the terms of a Letter of Intent within the next few weeks.

OTHER – OPTIONS GRANTED

Subject to regulatory approvals, incentive stock options have been granted as to 1.5 million shares at $0.10 for a period of four years. The options granted cannot be exercised until TSX Exchange approval has been obtained and any shares issued on the exercise must be legended with a four month Exchange hold period from this date.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Musil, CFO
President/Director

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

January 30, 2003

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of January 30, 2003.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/ Director

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Montoro Resources Inc. (the "Company")
600 - 625 Howe Street, Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

January 30, 2003

ITEM 3. PRESS RELEASE

Issued January 30, 2003 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company is pleased to announce that it has completed its reorganization and is no longer deemed Inactive as per Exchange Policy 2.6. Subject to regulatory approvals, incentive stock options have been granted as to 1.5 million shares at $0.10 for a period of four years.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

REACTIVATION AND NEW ACQUISITION

Further to the TSX Venture Exchange (the "Exchange") Bulletins dated January 16, 2001 and October 17, 2002, effective on January 28, 2003, the Exchange advised the Company that it has completed its reorganization and is no longer deemed Inactive as per Exchange Policy 2.6

Montoro Resources Inc. wishes to extend sincere thanks to our valued Shareholders/Investors for your patience, faith and commitment to Montoro during the past year and especially the last three months of our halt trading.

Montoro is currently negotiating the acquisition of a further interest in the Ungava – Raglan area – Northern Quebec and hopes to release the terms of a Letter of Intent within the next few weeks.

OTHER – OPTIONS GRANTED

Subject to regulatory approvals, incentive stock options have been granted as to 1.5 million shares at $0.10 for a period of four years. The options granted cannot be exercised until TSX Exchange approval has been obtained and any shares issued on the exercise must be legended with a four month Exchange hold period from this date.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, President/Director
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, President/ Director

DATED this 30th day of January, 2003.

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

January 31, 2003

To: The Applicable Commissions and Exchanges

Dear Sirs:

Subject: MONTORO RESOURCES INC.

We confirm that the following material was sent by pre-paid mail on January 31, 2003, to the registered common shareholders of the subject Corporation:

A. Notice of Annual General Meeting / Information Circular / Quarterly and Year End Report BC Form 51-901F including Financial Statements for the years ended August 31, 2002 and 2001 / Schedules B & C
B. Proxy
C. Supplemental Mailing List Return Card
D. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Benefical Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
"Mariano Banting"
Assistant Account Manager
Client Services, Stock Transfer Dept.
Tel(604)661-9479
Fax(604)683-3694

MONTORO RESOURCES INC.

#600 - 625 Howe Street
Vancouver, B.C., V6C 2T6

Tel: (604) 683-6648, Fax: (604) 683-1350, E-Mail: montoro@telus.net

2003 ANNUAL GENERAL MEETING

	Annual Report to the Shareholders
	Notice of Annual General Meeting of Shareholders
ANNUAL GENERAL MEETING	Information Circular
	Audited Financial Statements as at August 31, 2002
Place:	501 - 905 West Pender Street Vancouver, B.C.
Time:	10:00 a.m.
Date:	Friday, February 28, 2002

MONTORO RESOURCES INC.

CORPORATE DATA

<u>Head Office</u>

#600 - 625 Howe Street
Vancouver, B.C., V6C 2T6
Contact: Gary Musil
Tel: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
Website: www.MontoroResources.com

<u>Directors and Officers</u>

Gary Musil, President/Director
Roger Agyagos, Secretary/Director
Bruce E. Bried, Director
Heidi Mader, Director

<u>Registrar and Transfer Agent</u>

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C., V6C 3B9

<u>Solicitors</u>

Beruschi & Company
Barristers & Solicitors
501 - 905 West Pender Street
Vancouver, B.C., V6C 1L6

<u>Auditors</u>

Steele & Co.
Chartered Accountants
Suite 808 - 808 West Hastings Street
Vancouver, B.C. V6C 1C8

<u>Listing</u>

TSX Venture Exchange
Symbol: MNQ
12g3-2(b) #82-3999

Montoro Resources Inc.

("MNQ" – TSX Venture)

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: montoro@telus.net
www.MontoroResources.com

January 24, 2003

ANNUAL REPORT TO THE SHAREHOLDERS

Montoro Resources Inc. is principally engaged in the acquisition, exploration and development of mineral properties.

During the year 2001 / 2002, Montoro entered into an Option to acquire 50% interest in a cobalt/copper prospect located in the Bathurst, New Brunswick area (the "Malachite" property). Montoro completed a successful first phase program in October 2002 which substantiated previous results and established a further new mineralized zone located approximately 200 metres west of the old Malachite occurrence (see November 5/02 News Release). A Phase II program has been highly recommended which would include further trenching of the Main Zone along strike and diamond drilling.

Subsequent to the year ending August 31, 2002 – Montoro announced the signing of an Option agreement with Canadian Royalties Inc. ("TSX – V symbol: CZZ") whereby CZZ can earn a 100% interest in a claim block of 81 units in the Nunavik (Ungava) region of Northern Quebec (see November 19/02 News Release). This 100% owned claim block was acquired by Montoro in 2001 (see May 7, 2001 News Release).

The recent exploration success of CZZ in the South trend Raglan – Ungava area is of interest to Montoro. As CZZ has also been successful in raising approximately $9 million in financing, Montoro expects that CZZ will be in the position to complete the exploration program required to earn its interest in the 81 unit property option. Montoro is also expecting to announce the acquisition of a further interest in the Ungava area within the next month.

The main focus in the year 2002 was to raise financing (see February 21/02 News Release - $98,000) to reduce its current liabilities, acquire a property of merit, and to complete an exploration program which would give significant results to warrant further work. We look forward in 2003 to continue this program and enhance the value of your shares.

At this time, the Company wishes to extend sincere thanks to our valued shareholders for your patience, faith and commitment to Montoro during the past year.

On Behalf of the Board of Directors,

Gary Musil,
President/Director

MONTORO RESOURCES INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Montoro Resources Inc. (hereinafter called the "Company") will be held at Suite 501 - 905 West Pender Street, Vancouver, British Columbia on February 28, 2003 at the hour of 10:00 o'clock in the forenoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended August 31, 2003 and the report of the auditor thereon;

(b) To appoint Steele & Co., Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify, confirm and approve all acts, deeds and things done by and proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

(d) To elect Directors for the ensuing year;

(e) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

(f) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the office of the Company's Transfer Agent, Computershare Trust Company of Canada, at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, this 24th day of January, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

GARY MUSIL
President and Director

MONTORO RESOURCES INC.

600 - 625 Howe Street
Vancouver, B.C. V6C 2T6
Telephone: (604) 683-6648

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT JANUARY 24, 2003 FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON FEBRUARY 28, 2003.

This Information Circular is furnished in connection with the solicitation of proxies by management of Montoro Resources Inc. (the "Company") for use at the Annual General Meeting of Members to be held on February 28, 2003 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of Meeting was published on January 8, 2003 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA AT 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said office of the Company's Transfer Agent at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. January 24, 2003 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 15,449,291 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

ELECTION OF DIRECTORS

At the last Annual General Meeting of Members, the number for which positions exist on the Company's Board had been fixed at four.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Gary Musil Vancouver, BC President and Director	Financial Officer of Belmont Resources Inc. since Dec. 1/99; Accountant/Manager of 311180 B.C. Ltd. from 1990 - 1999	February 17, 2000 to date	229,080
Roger Agyagos North Vancouver, BC Secretary and Director	Office Manager, Jan. 1995 to present; Building Contractor, June 1993 to Jan. 1995	January 16, 1998 to date	185,000
Bruce E. Bried Sparks, NV, USA Nominee	Self-employed Mining Consultant, Jan. 1, 2002 to date; Corporate Reclamation Manager with Homestake Mining Company, Apr. 2001 to Dec. 31, 2001; General Mine Manager, Homestake Mining Company, 1996 to Apr. 2001;	January 17, 2002 to date	450,000
Heidi Mader Kelowna, BC Director	Homemaker; Part-time student Langara College 1996 to date;	February 28, 2002 to date	Nil

*Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada except for Bruce E. Bried who is ordinarily resident in the USA.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Bruce E. Bried, Heidi Mader and Gary Musil are the three current Directors elected by the Board of Directors of the Company to the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Summary

Gary Musil became the President of the Company and Chief Executive Officer on May 30, 2000. Prior thereto, Herbert Ackerman was the President and Chief Executive Officer of the Company from January 16, 1998. The Following table discloses annual salary and bonus compensation and long-term compensation received by these officers of the Company (the "Named Executive Officers") during the financial years ended August 31, 2000, 2001 and 2002, being the three most recently completed financial years. No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
GARY MUSIL President and C.E.O.	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Note 1 Note 2 Note 3
HERBERT ACKERMAN Former President and C.E.O.	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil

1 $4,700 in office service fees and $17,500 in management fees was paid or accrued to Vista Developments Ltd., a non-reporting company managed by Gary Musil. Mr. Musil is also a Director of the company.

2 $10,000 in office service fees was paid or accrued to a non-reporting company managed by Gary Musil. Mr. Musil is also a Director of the non-reporting company.

3 $950 in office service fees was paid or accrued to a non-reporting company which is 50% owned by Gary Musil, President and a Director of the Company.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees pursuant options to be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon" herein.). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officers during the most recently completed financial year.

No Options were exercised by Named Executive Officers during the most recently completed financial year or outstanding to Named Executive Officers at August 31, 2002. On January 17, 2001 the Company was declared inactive. No new Options may be granted and Options granted to the Company's insiders may not be exercised until such time as the inactive designation is removed by the TSX Venture Exchange (the "Exchange"). All outstanding Options expired without exercise on March 23, 2001.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officers in the financial year ended August 31, 2002 or the current financial year in view of compensating such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change-in-control, where, in respect of a Named Executive Officer, the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

No Options to purchase shares of the Company were granted to non-executive Directors during the most recently completed financial year.

No Options were exercised by non-executive Directors during the most recently completed financial year or outstanding to non-executive Directors at August 31, 2002. On January 17, 2001 the Company was declared inactive. No new Options may be granted and Options granted to the Company's insiders may not be exercised until such time as the inactive designation is removed by the Exchange. All outstanding Options expired without exercise on March 23, 2001.

MANAGEMENT CONTRACTS

The Company is a party to a Management Contract entered into as of February 1, 2002 with Vista Developments Ltd. ("Vista"), a company incorporated under the laws of Belize, whereby Vista is engaged to perform certain management services at a fee of $2,500.00 per month. Vista is managed by Gary Musil, President and a Director of the Company. Mr. Musil also serves as a director of Vista.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended August 31, 2002.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Steele & Co., Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. Steele & Co. were first appointed auditors on February 6, 1998.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise, no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since September 1, 2001

Private Placements

Pursuant to private placement agreements dated February 21, 2002, Gary Musil, President and a Director of the Company, Roger Agyagos, Secretary and a Director of the Company, and Bruce Bried, a Director of the Company, purchased 100,000 units, 60,000 units and 100,000 units respectively of the Company's securities at a price of $0.05 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company for $0.10 for a period of one year. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The shares issued to Gary Musil, Roger Agyagos and Bruce Bried are restricted from trading until April 11, 2003.

Pursuant to a private placement agreement dated January 9, 2003, Gary Musil, President and a Director of the Company, purchased 150,000 units of the Company's securities at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company for $0.10 if exercised in the first year, and $0.15 if exercised in the second year. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The shares were not issued at the date of this information circular and will be restricted from trading for a period of four months from the date of issue of the securities.

Other Related Party Transactions

During the financial year ended August 31, 2002, the Company entered into certain transactions with Directors or former Directors of the Company or companies controlled by Directors or former Directors of the Company as follows:

1. $4,700 in office service fees and $17,500 in management fees were paid or accrued to a non-reporting company which is managed by Gary Musil, President and a Director of the Company. Mr. Musil is also a Director of the non-reporting company.

2. The Company shares office facilities and has common management and directors with a number of other public and private corporations. The Company is charged for office rentals and services on a proportional cost basis. Management believes that the method of cost allocation and the resultant charges to the Company are reasonable. On this basis, during the year, $9,000 for office rent and related expenses was paid or accrued to a public company of which Gary Musil, President and a Director of the Company, is also a Director. Nicolò Bellanca and Kenneth Liebscher, both former Directors of the Company, were also both formerly Directors of the public company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

During 2002, the Exchange revised its policies with respect to incentive stock options, now requiring that listed companies only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its members through ownership of shares in the Company. Accordingly, at the Meeting the members will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefor and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;

(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;

(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;

(iv) options granted to an employee engaged in investor relations activities of the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;

(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;

(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less the any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;

(vii) all options granted shall be evidenced by written option agreements; and

(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the members other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested members.

The directors of the Company believe the Plan is in the Company's best interests and recommend that the members approve the Plan.
MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, this 24th day of January, 2003.

MONTORO RESOURCES INC.

GARY MUSIL
Chief Executive Officer and Chief Financial Officer

Quarterly Report - BC Form 51-901 F

ISSUER DETAILS

For Quarter Ended:	*August 31, 2002*
Date of Report:	*December 20, 2002*
Name of Issuer:	*Montoro Resources Inc.*
Issuers Address:	*#600 – 625 Howe Street* *Vancouver, B.C. V6C 2T6*
Issuer Fax Number:	*604-683-1350*
Issuer Phone Number:	*604-683-6648*
Contact Person:	*Gary Musil*
Contact Position:	*President/Director*
Contact Telephone Number:	*604-683-6648*
Contact E-Mail Address:	*montoro@telus.net*
Website Address:	*www.MontoroResources.com*

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Directors Name:	*Gary Musil*	Date Signed:	*December 20, 2002*
Directors Name:	*Roger Agyagos*	Date Signed:	*December 20, 2002*

MONTORO RESOURCES INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

AUGUST 31, 2002

STEELE & CO.*
CHARTERED ACCOUNTANTS
*Representing incorporated professionals

SUITE 808
808 WEST HASTINGS STREET
VANCOUVER, B.C., CANADA V6C 1C8

TELEPHONE: (604) 687-8808
TELEFAX: (604) 687-2702
EMAIL: email@steele-co.ca

AUDITORS' REPORT

To the Shareholders of
Montoro Resources Inc.

We have audited the balance sheets of Montoro Resources Inc. (a development stage company) as at August 31, 2002 and 2001 and the statements of operations and deficit, mineral interests and deferred exploration costs and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and 2001 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles consistently applied.

Vancouver, Canada
November 22, 2002

"STEELE & CO."
CHARTERED ACCOUNTANTS

MONTORO RESOURCES INC.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	AUGUST 31 2002	AUGUST 31 2001
ASSETS		
CURRENT		
CASH	$ 11,088	$ 1,244
MARKETABLE SECURITIES	-	3,000
OTHER	5,179	1,234
	16,267	5,478
OWING FROM RELATED PARTIES (NOTE 5)	-	3,000
MINERAL INTERESTS (NOTES 3 AND 4)	56,132	-
	$ 72,399	$ 8,478
LIABILITIES		
CURRENT		
ACCOUNTS PAYABLE	$ 6,884	$ 13,622
EXPLORATION ADVANCES PAYABLE (NOTE 6)	56,740	56,740
OWING TO RELATED PARTIES (NOTE 5)	16,474	8,914
	73,214	65,654
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL (NOTE 8)	2,516,516	2,398,516
CONTRIBUTED SURPLUS, ARISING ON CANCELLATION OF ESCROW SHARES	3,518	3,518
DEFICIT	(2,527,733)	(2,472,832)
	(7,699)	(70,798)
	$ 72,399	$ 8,478

APPROVED BY THE DIRECTORS

"Gary Musil"

"Roger Agyagos"

MONTORO RESOURCES INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT

	AUGUST 31 2002	AUGUST 31 2001
MINERAL INTERESTS AND EXPLORATION COSTS		
SOUTH TREND - UNGAVA PROJECT	$ -	$ 20,891
OTHER PROJECTS	-	(9,594)
	-	11,297
ADMINISTRATION EXPENSES		
BANK CHARGES AND INTEREST	694	3,989
CONSULTING AND FINDER'S FEES	8,000	-
FILING FEES AND TRANSFER AGENT	9,075	6,712
MANAGEMENT FEES	17,500	-
OFFICE AND MISCELLANEOUS	11,038	14,088
PROFESSIONAL SERVICES	8,448	9,023
RENT	5,400	5,600
TELEPHONE	577	748
TRAVEL AND PROMOTION	14,460	2,275
	75,192	42,435
LOSS ON MARKETABLE SECURITIES	600	9,500
NET LOSS FOR THE YEAR (NOTE 7)	75,792	63,232
DEFICIT BEGINNING OF THE YEAR	2,472,832	2,365,195
MINERAL INTERESTS AND DEFERRED COSTS OF PRIOR YEARS (NOTE 3)	(20,891)	44,405
DEFICIT END OF THE YEAR	$ 2,527,733	$ 2,472,832
LOSS PER SHARE	$ .01	$ .01

MONTORO RESOURCES INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS (NOTE 3)

	AUGUST 31 2002	2001
PROPERTIES IN GOOD STANDING		
MALACHITE PROJECT (NEW BRUNSWICK)		
ACQUISITION COSTS	$ 23,888	$ -
ADMINISTRATION AND TRAVEL	2,463	-
ASSAYS	5,603	-
EXPLORATION ADVANCES	5,640	-
GEOLOGICAL AND GEOPHYSICAL	7,647	-
RECOVERY OF COSTS	(10,000)	-
	35,241	-
SOUTH TREND - UNGAVA PROJECT (QUEBEC)		
ACQUISITION COSTS	-	20,891
ABANDONED PROPERTIES		
UNGAVA PROJECT (QUEBEC)		
ACQUISITION COSTS	-	2,500
GEOLOGICAL AND GEOPHYSICAL	-	42,906
RECOVERY OF COSTS	-	(50,000)
	-	(4,594)
LAROCHER PROJECT (QUEBEC)		
ACQUISITION COSTS (RECOVERED)	-	(5,000)
MINERAL INTEREST AND DEFERRED EXPLORATION COSTS FOR THE YEAR	$ 35,241	$ 11,297
DEFERRED COSTS BEGINNING OF THE YEAR	$ -	$ 44,405
EXPENDITURES	35,241	-
DEFERRED (WRITTEN OFF) TO DEFICIT	20,891	(44,405)
DEFERRED COSTS END OF THE YEAR	$ 56,132	$ -
SUMMARY OF PROJECT COSTS		
MALACHITE PROJECT (NEW BRUNSWICK)	$ 35,241	$ -
SOUTH TREND - UNGAVA PROJECT (QUEBEC)	20,891	-
	$ 56,132	$ -

MONTORO RESOURCES INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOW

	AUGUST 31 2002	2001
CASH PROVIDED (USED) BY		
OPERATING ACTIVITIES		
NET LOSS FOR THE YEAR	$ (75,792)	$ (63,232)
ITEMS NOT REQUIRING AN OUTLAY OF CASH		
SHARES ISSUED FOR MINERAL INTERESTS	-	10,000
LOSS ON MARKETABLE SECURITIES	600	9,500
	(75,192)	(43,732)
CHANGES IN NON-CASH WORKING CAPITAL ITEMS		
OTHER	(3,945)	(262)
ACCOUNTS PAYABLE	(6,738)	5,233
	(85,875)	(38,761)
FINANCING ACTIVITIES		
OWING FROM RELATED PARTIES	3,000	(3,000)
EXPLORATION ADVANCES PAYABLE	-	56,740
OWING TO RELATED PARTIES	7,560	(16,086)
SHARE CAPITAL ISSUED FOR CASH	103,000	-
	113,560	37,654
INVESTING ACTIVITIES		
PROCEEDS ON SALE OF MARKETABLE SECURITIES	2,400	-
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS	(20,241)	-
	(17,841)	-
CHANGE IN CASH FOR THE YEAR	9,844	(1,107)
CASH BEGINNING OF THE YEAR	1,244	2,351
CASH END OF THE YEAR	$ 11,088	$ 1,244

MONTORO RESOURCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS - AUGUST 31, 2002

1. GOING CONCERN CONSIDERATIONS

These financial statements have been prepared on the assumption that the Company is a going concern, meaning that it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company has not reached a level of operations which would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the years ended August 31, 2002 and 2001, the Company sustained net losses of $75,792 and $63,232.

2. ACCOUNTING POLICIES

a. Mineral Interests and Deferred Exploration Costs

The Company is engaged in the exploration and development of mineral resource properties and records mineral interests at cost or at an ascribed amount if the consideration is common shares. The Company includes in costs the lease and option payments made on properties that are held under lease and option agreements. Costs and recoveries relating to exploration and development projects are deferred when it is probable that those costs are recoverable from future operations. The amounts shown for mineral interests and deferred exploration costs represent accumulated or minimal costs and do not represent present or future values. The properties and carrying values are subject to periodic review for permanent impairment. The recoverability of these amounts is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their development and upon subsequent profitable production.

b. Estimates and Fair Values

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates. The financial instruments which are reported as assets and liabilities, both recognized and unrecognized, are carried at amounts which approximate fair values.

c. Environmental Issues

It is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

2. ACCOUNTING POLICIES (CONTINUED)

d. Stock-Based Compensation Plans

The Company grants incentive stock options to its directors, employees and consultants to acquire shares in the Company at or above market value at the date of grant. The options are exercisable upon issue and have fixed exercise prices and expiry dates not exceeding five years. Generally the Company is entitled to reserve up to 10% of its issued capital for stock based compensation plans. No compensation expense is recognized for these options when issued. Any consideration received on the exercise of options is credited to share capital.

e. Income Taxes

The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period. Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet. Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

3. CHANGE IN ACCOUNTING POLICY

The Company has returned to its original accounting policy with respect to its mineral interests and exploration costs and will defer the costs of mineral interests and exploration costs on mineral properties in good standing. In the previous year, using the guidance of CICA Accounting Guideline - #11, the Company wrote off the costs deferred at the end of the previous year to deficit and charged the costs incurred during the year to operations. The Company returned to its original accounting policy as a result of clarification of the accounting guideline contained in CICA's Emerging Issue Commission's Report #126.

The change is applied prospectively without restatement of prior years' financial statements. The deficit at the beginning of the year has been adjusted by deferring the costs relating to the South Trend - Ungava Project ($20,891) which were written off in the previous year.

4. MINERAL INTERESTS AND EXPLORATION COSTS

The Company has acquired mineral interests in various properties located in Canada.

Malachite Project (New Brunswick)

The Company acquired a 25% interest in the project for $7,000, 150,000 common shares (issued at an ascribed value of $15,000) and by expending $10,000 on exploration of the properties. The Company can acquire an additional 25% interest in the project for $10,000 and expending an additional $100,000 on exploration of the properties before September 30, 2003. The properties are subject to a 2% net smelter royalty.

4. MINERAL INTERESTS AND EXPLORATION COSTS (CONTINUED)

The Company has signed an agreement with the Province of New Brunswick under which the Company is to receive a reimbursement of exploration expenditures incurred on the properties. The Company is eligible to receive 50% of exploration costs incurred prior to March 15, 2003 up to a total of $20,000. The Company has received and accrued reimbursements totalling $10,000.

South Trend - Ungava Project (Quebec)

The Company acquired a 100% interest in the project for $10,000 and 100,000 common shares (issued at an ascribed value of $10,000). The properties are subject to a 3% net smelter royalty. Subsequent to the year end, an option was granted to a third party to acquire a 100% interest in the property in consideration for $30,000 and a $500,000 exploration expenditure by December 31, 2006.

5. RELATED PARTY TRANSACTIONS AND MANAGEMENT

Amounts owing to/from related parties are unsecured, non-interest bearing and are recorded as non-current due to the uncertainty of timing of payment.

The Company shares office facilities and has common management and directorships with a number of public and private corporations. The Company is charged for office rentals and administrative services on a proportional cost basis. Charges of $31,700 (2001 - $18,850) were made in the year by related companies. Management believes that the methods of cost allocations and resultant costs are reasonable.

The Company has entered into an agreement with a company with a common director to pay $2,500 per month for management fees. The agreement expires on February 1, 2004 and automatically renews for another two years unless it is terminated by either company.

6. EXPLORATION ADVANCES PAYABLE

A public company with common management and directors advanced $56,740 for exploration programs. The advance is unsecured, non-interest bearing and is payable by September 30, 2003.

7. INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years' taxable income. As at August 31, 2002, operating losses of approximately $457,000 were available for carry forward. The availability of these losses expires as follows: 2003 - $127,000; 2004 - $76,000; 2005 - $23,000; 2006 - $56,000; 2007 - $57,000; 2008 - $43,000; and 2009 - $75,000. No benefit in respect of these losses has been recognized in the accounts. Resource-related expenditures available for carry-forward amount to approximately $1,487,000.

8. SHARE CAPITAL

a. Authorized

100,000,000 common shares without par value

MONTORO RESOURCES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS - AUGUST 31, 2002

8. SHARE CAPITAL (CONTINUED)

b. Issued and Outstanding

	Shares	Value
Balance August 31, 2000	13,064,291	$ 2,388,516
Shares issued for mineral interest	100,000	10,000
Balance August 31, 2001	13,164,291	2,398,516
Shares issued for mineral interest	150,000	15,000
Shares issued for cash, private placement	1,960,000	98,000
Shares issued for cash, warrants exercised	50,000	5,000
Balance August 31, 2002	15,324,291	$ 2,516,516

c. Share Issue Commitments

Outstanding share purchase warrants to acquire common shares are:

Share Purchase Warrants

2001	Issued	Exercised	2002	Terms
-	1,960,000	(50,000)	1,910,000	$.10 to February 21, 2003 (125,000 subsequently exercised)

9. SUPPLEMENTAL INFORMATION

Disaggregation of certain administration expenses for the years ended August 31, 2002 and 2001 is:

	2002	2001
Office and Miscellaneous		
Related party administration charges	$ 8,300	$ 12,650
Office supplies, courier and miscellaneous	2,738	1,438
	$ 11,038	$ 14,088
Professional Fees		
Accounting and audit	$ 4,800	$ 4,625
Legal	3,648	4,398
	$ 8,448	$ 9,023
Travel and Promotion		
Promotion	$ 7,537	$ 285
Shareholder communication	1,437	1,805
Travel	5,486	185
	$ 14,460	$ 2,275

MONTORO RESOURCES INC.

(the "Company")

SCHEDULE B:

SUPPLEMENTARY INFORMATION
AUGUST 31, 2002

SECTION 1 - ANALYSIS OF EXPENSES AND DEFERRED COSTS

A. **Deferred Exploration & Development**

Costs are related to work on the Ungava nickel/copper/PGE mineral properties and the Malachite cobalt/copper property (as detailed in Schedule A).

General & Administrative Expenses

Our overall administrative expenses have increased by approx. 77.2% compared to the previous year, with the main increase ($17,500) for management fees. The Company entered into a management agreement commencing February 1, 2002 at $2,500/mo. The Company did not previously have a management contract.

Other increases: Consulting ($8,000 in 2002; $nil in 2001) were due to an increasing review of new properties for acquisition. Also Shareholder Relations/Travel ($14,460 in 2002; $2,275 in 2001). As the Company has become more active so has an increase in requests for information from investors. Also, the President traveled to New Brunswick to review the exploration work on the Malachite prospect.

Interest charges were lower ($694 in 2002; $3,989 in 2001) as a result of a decrease in liabilities upon completion of the private placement. Office services ($11,038 in 2002; $14,088 in 2001) were lower due to the Company's move to smaller less expensive shared offices.

SECTION 2 - RELATED PARTY TRANSACTIONS

See Note 5 in accompanying financial statements.

SECTION 3 - SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

(a) Securities Issued for the twelve months ended August 31, 2002:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commission Paid
Apr. 12/02	Common Shares	Property Acquisition	150,000	$0.10	$15,000	Property Payment	Nil
Apr. 12/02	Common Shares	Private Placement	1,960,000	$0.05	$98,000	Cash	Nil
June 27/02	Common Shares	Warrants Exercised	50,000	$0.10	$5,000	Cash	Nil

(b) Options Granted during the quarter ended August 31, 2002:

Date Granted	No. of Shares	Director or Employee	Exercise Price	Expiry Date
NIL				

SECTION 4 - SUMMARY OF SECURITIES AS AT AUGUST 31, 2002

(a) Authorized share capital – 100,000,000 common shares without par value.

(b) The Company has issued and allotted shares of its capital stock totalling 15,324,291 for a value of $2,516,516.

(c) Options, warrants, and convertible securities outstanding as at August 31, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	Nil	---	---
Share Purchase Warrants	1,910,000	$0.10	April 11/03

(d) Shares in escrow or subject to pooling as at August 31, 2002:

Common shares in escrow - Nil

SECTION 5 - LIST OF DIRECTORS/OFFICERS AS AT REPORT DATE:

Gary Musil .... President/Director
Roger Agyagos .... Secretary/Director
Bruce E. Bried .... Director
Heidi Mader .... Director

MONTORO RESOURCES INC.

(the "Company")

SCHEDULE C:

MANAGEMENT DISCUSSION & ANALYSIS

REVIEW OF OPERATIONS IN THE QUARTER ENDED AUGUST 31, 2002 AND UP TO THE DATE OF THIS REPORT:

Nature of Business:

The Company is engaged in the exploration and development of mineral resource properties.

The Company acquired 100% interest in a 81-unit (3360 hectares) mineral block in the Ungava area during 2001.

The Company signed an option to acquire 50% interest in a 37 mineral claim (686 hectares) prospect in Bathurst, New Brunswick area mineral claims units.

Investor Relations Activities:

There were no investor relations activities undertaken by or on behalf of the Company during the quarter except for the dissemination of press releases and exploration updates to the media, interested shareholders, investors, and brokers. In addition, the Company completed changes and updates to the website during the year. No investor relations arrangements or contracts were entered into during the quarter.

Significant Events & Transactions:

(a) Acquisitions & Dispositions:

On April 18, 2002 the Company signed a property option agreement to acquire 50% interest in a 37 mineral claim block (approx. 686 hectares) in the Bathurst, New Brunswick Mining Camp.

(b) Material Expenditures: Resource Properties

See Schedule A – Mineral Interests and Exploration Costs.

(c) News Releases & Material Change Reports:

January 21, 2002 - The Company announced that Bruce E. Bried of Nevada, U.S.A agreed to join the board of Montoro Resources Inc.

Mr. Bried will assist the Company in the review of mineral properties which the Company hopes to acquire and develop during the 2002 reactivation period and for the coming years.

Mr. Bried's thirty years of management responsibilities and experience in the mining industry in various capacities in Engineering, Reclamation and Operations will bring valuable input to the Company.

Mr. Bried's more significant experience in the last ten years has been with Homestake Mining Company as General Manager of the Lead Mine in South Dakota and the Snip Mine in British Columbia. Prior to this he was the Mine Superintendent at Eskay Creek in British Columbia and Chief Engineer and then Mine Superintendent at Teck-Corona (Homestake) Operating Corporation's David Bell Mine in Marathon, Ontario.

Prior to Homestake he was the Mine Manager for Goldcorp in Red Lake, Ontario and Dickenson Mines - Silvana Division in New Denver, British Columbia.

February 21, 2002 - The Company has signed a Management Agreement with Vista Developments Ltd. effective February 1, 2002 at a rate of $2,500 per month for a period of two years subject to regulatory filing review.

The Company has arranged a non-brokered private placement of 2,000,000 units at a price of $0.05 per unit. Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.10 within one year from the date of issuance.

The funds will be used for working capital purposes and the private placement is subject to regulatory approvals.

February 25, 2002 - Further to our news release of January 23, 2002 the Company reports that the Annual General Meeting was held on February 21, 2002.

The shareholders approved all resolutions put forth including the special resolutions authorizing the board to proceed with the 8 to 1 or 6 to 1 rollback/consolidation and name change as they may deem necessary in order to raise financing in the next few months.

Mr. Gary Musil was reappointed President and Chief Financial Officer and Roger Agyagos as Corporate Secretary.

April 1, 2002 - Montoro Resources Inc. ("the Company") is pleased to announce the signing of a Letter of Intent with Rufus Smith of New Brunswick to acquire a 50% interest in the Malachite Property, Bathurst, N.B. Mining Camp. Terms of the Letter of Intent provides for staged payments totalling $17,000 and 150,000 shares in two tranches as well as exploration expenditures of $10,000 by September 30, 2002 and $100,000 by September 30, 2003. The cobalt prospect property is also subject to a 2% NSR. A finder's fee is also payable subject to CDNX approval.

April 16, 2002 - Further to our News Release of April 1, 2002 the Company is pleased to announce the signing of a final Property Option Agreement with Log House Construction Ltd. (Rufus Smith) of News Brunswick to acquire a 50% interest in the Malachite Property, Bathurst, N.B. Mining Camp. The property option terms are as per the Letter of Intent previously disclosed. In addition the Company contracted Smith to stake an additional 23 units surrounding the original block of 14 claims units. A finder's fee in cash is payable to Richard H. Lonsdale subject to CDNX approval.

May 1, 2002 - Further to our News Release of April 1 & 16 and the TSX Venture Exchange acceptance for filing notice dated April 19, 2002 the Company is pleased to announce the first stage completion of the property acquisition. The Company has issued 150,000 common shares subject to a one-year hold period expiring April 19, 2003.

The Company has received a Geological Report on the Bathurst, New Brunswick Malachite Property. The property contains two known mineralized zones. Because of elevated assay results for copper and cobalt and the localized nature of previous work, a comprehensive property wide exploration program is recommended.

June 24, 2002 - The Company is pleased to announce that we have been approved for a $20,000 exploration grant under the New Brunswick Junior Mining Assistance Program (NBJMAP). If further money becomes available in September the Company may apply for an additional $20,000.

This funding will allow the Company to complete a more comprehensive property wide exploration program. The grant is issued as 50% of the program costs, so it will be most beneficial for Montoro to complete a minimum of $40,000 in exploration, during this year.

September 27, 2002 - The Company reports on the progress at the Malachite cobalt prospect:

Assay results for the 421 soil samples collected and sent to XRAL Laboratories have been reviewed and plotted by our consulting geologist Doug Clark.

The soil survey returned results indicating two significant areas of anomalous cobalt, 1) at L 500 N, 0+50 W (883 ppm As, **453 ppm Co, 1,170 ppm Cu**, 107 ppm Pb & 74 ppm Zn). This sample site is near the end of old trench # 3 known to have anomalous in Co and Cu in bedrock samples. 2) at L 400 N, between 1+25 E & 1+75 E (highest values 2,680 ppm As, **63 ppm Co, 1,030 ppm Cu**, 293 ppm Pb & 124 ppm Zn).

Because both these areas of anomalous soil sampling are spatially associated with VLF anomalies, trenching was completed to determine the possible source and type of mineralization.

Trench # 1 – L 400 N from 2+00 E to 1+50 W, the ground was cleared and a trench to bedrock (approx. 1.5 metres wide) was excavated. Bedrock geology was mapped and samples where collected approx. every 25 metres or closer where appropriate. Mapping indicates the presence of sedimentary rocks to the west with rhyolite to the east. The rhyolite is locally mineralized and variably carbonatized (strong rusty weathering). The rhyolite is intruded by numerous small (up to 5 metre wide) gabbro sills and by a larger gabbro "plug" that makes up the entire south east corner of the grid.

A 25 metre wide mineralized zone in the rhyolite near the baseline shows chalcopyrite stringers with local areas of bluish cobalt oxide along fractures.

Trench # 2 – L 500 N from the baseline to 2+00 W. Mapping indicates the presence of sedimentary rocks to the west with rhyolite to the east. The rhyolite is locally mineralized and variably carbonatized (strong rusty weathering). The rhyolite is intruded by only a few small (up to 10 metre wide) gabbro sills.

A 35 metre wide mineralized zone in the rhyolite near 0+50 W shows areas of brecciation with chalcopyrite stringers (3-5%) and abundant malachite and some bluish Co-oxide along the fractures. The host rhyolite in this mineralized zone contains areas with 5-10% fine-grained aggregates of pyrite up to 3 cm wide.

Some of the highlights of the exploration thus far are:

1. Rhyolites uncovered by trenching are previous unknown and represent a new geological unit in the area.
2. These rhyolites are extensively carbonatized and show a pervasive rusty weathering with local areas of intense mineralization as show by the breccia zones that contain chalcopyrite stringers with Co-oxide.
3. Geological mapping and previous trench geology suggest the rhyolite unit underlies the central core of the gridded portion of the property (at least as far north on the grid as L 1000 N).
4. The more intense mineralization is coincident with the VLF anomalies and suggests that geophysical surveys should be able to delineate mineralization.
5. The mineralization encountered in Trench # 1 and Trench # 2 are believed to represent the same zone and visual observations shows this zone to contain Cu and Co.
6. The extent of the rhyolite unit and the fact that the VLF anomalies trend to the north suggests the potential for the mineralization elsewhere on the property.

49 rock and chip samples have been collected from the trenching and shipped to XRAL Labs. The Company is expecting favourable results and is considering a second phase of trenching to follow the mineralization along strike and/or an IP survey to define potential diamond drilling targets.

Other Business:

March 6, 2002 - Montoro Resources Inc. ("MNQ") is pleased to announce a new Director to the Board.

Ms. Heidi Mader of Vancouver, B.C. has consented to join the Board of Directors. Ms. Mader is currently completing a Bachelor of Science degree and enrolled in the Canadian Securities course. She will assist the Company in its regulatory filings and search for new financings.

(d) Breaches of corporate, securities or other laws, or of an Issuer's listing agreement with the Canadian Venture Exchange: None

(e) Regulatory Approval: On April 11, 2002 the CDNX accepted for filing documentation with respect to the non-brokered private placement announced February 21, 2002. The Company will issue 1,960,000 shares at $0.05 and a warrant to purchase a further 1.96 million shares at $0.10 for a one-year period.

On April 19, 2002 the CDNX accepted for filing an agreement dated April 8, 2002 with Log House Construction Ltd. (Rufus Smith) pursuant to which Montoro has an option to acquire 50% interest in the mineral claims known as the Malachite Property (as previously mentioned in Significant Transactions section (c).

October 17, 2002 – Trading in the shares of the Company was halted.

October 18, 2002 – Further to the TSX Venture Exchange bulletin dated Oct. 17, 2002, effective at the open Oct. 18, 2002 trading in the shares were suspended, for failure to maintain tier maintenance requirements in accordance with TSX Policy 2.5 and being designated an inactive issuer for a period of greater than 18 months.

- Shareholders are prohibited from trading in the securities of the company during the period of the suspension or until further notice.

(f) Working Capital: The Company's Current Assets exceed its Current Liabilities by $9,383.00

The Company's management is actively seeking financing by way of private placement to provide working capital for exploration of its property interests and for acquisition of additional resource interests.

(g) General & Subsequent Events:

See Note 4 in accompanying financial statements - Mineral Interests (South Trend – Ungava Project)

November 5, 2002 - The Company is pleased to report a final summary of the 2002 Exploration Program on its Malachite prospect near Bathurst, New Brunswick.

Trenching on the Malachite Property has uncovered a previously unknown felsic volcanic unit within the Greys Gulch Formation of the Silurian aged Chaleur Group. These rhyolites show primary extrusive textures such as varioles and flow banding and also shows evidence of extensive hydrothermal alteration in the form of pervasive carbonatization and sulphide mineralization.

A new mineralized zone (Main Zone) located approximate 200 metres west of the old "Malachite Occurrence" (URN 1339) was delineated during trenching. The Main Zone was exposed on line L5+00N near 0+50 W and L4+00 N near the baseline and varies in width from 25-30 metres. The mineralization within this zone is typically 1-2% disseminated chalcopyrite +/- pyrite with cobaltite. Malachite, Co-oxide and manganese are common along fractures within the zone. The Main Zone contains brecciated section with 3-5% chalcopyrite as stringers and veinlets with abundant Co-oxide along fractures. Best assays results from grab samples taken from the main Zone on L 5+00N are **sample # 57286 (0.1% Co, 0.6% Cu); sample # 57289 (172 ppm Co, 1.3% Cu) & sample # 57293 (341 ppm Co, 2.08% Cu)**.

The Main Zone is coincident with a property scale VLF conductor that crosses the entire grid. Historical trenching near this VLF anomaly at L 10+00N exposed mineralization and geology similar to the Main Zone. A rock sample collected from the surface rubble pile at this trench returned assay values of 152 ppm Co and 6,890 ppm Cu. Because of this, the Main Zone is interpreted to trend between L 4+00N and L 10+00N and have a strike length of at least 600 metres. The Main Zone is untested over most of its length.

Recommendations for a Phase II programme includes further trenching of the Main Zone along strike (grid north) and diamond drilling. If Phase II returns encouraging results it is recommended that a Phase III programme be initiated that includes more trenching and diamond drilling along the Main Zone. Phase III includes an IP geophysical survey to delineate areas of high sulphide mineralization along the Main Zone and possibly elsewhere on the property and subsequent diamond drilling of any IP anomalies.

(h) Financings, Principal Purposes and Milestones:

(i) On April 11, 2002 the financing as previously mentioned completed.

Budgeted Use of Proceeds $	Actual Use of Proceeds $
Working Capital $98,000	- Working Capital $72,400 - Property Acquisition Costs $25,600

The Company is dependent on equity financing and/or joint ventures to explore and develop resource properties until these properties become productive and fund the Company's future.

(ii) Material Variances - N/A

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MONTORO RESOURCES INC. (THE "COMPANY") FOR THE ANNUAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON FEBRUARY 28, 2003.

The undersigned, a registered Member of the Company, hereby appoints Gary Musil, or failing him, Roger Agyagos, both Directors of the Company, or instead of either of them ______________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual General Meeting of the Members of the Company to be held on February 28, 2003 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the appointment of Steele & Co., Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. The election of the following as Directors:

   (a) GARY MUSIL: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (b) ROGER AGYAGOS: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (c) BRUCE E. BRIED: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (d) HEIDI MADER: FOR ( ) OR WITHHOLD FROM VOTING ( )

5. FOR ( ) OR AGAINST ( ) approving, subject to approval thereof, by the TSX Venture Exchange, the proposed stock option plan for implementation by the Company.

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters, which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE ANNUAL GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

   If you desire to designate as Proxy a person other than Gary Musil or Roger Agyagos, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the registered office of the Company's Transfer Agent, Computershare Trust Company of Canada at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

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Signature

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Name (Please Print)

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Address

NUMBER OF SHARES: ________

DATED this ______ day of ____________________, 2003.

SUPPLEMENTAL MAILING LIST
RETURN CARD

TO: **SHAREHOLDERS OF MONTORO RESOURCES INC.**

If you wish to be included in the supplemental mailing list for MONTORO RESOURCES INC. (the "Company") in order to receive its interim financial statements, please complete and return this card to:

Montoro Resources Inc., 600 - 625 Howe Street, Vancouver, BC V6C 2T6

TO: MONTORO RESOURCES INC.

The undersigned certifies that he/she/it is the owner of securities of the Company and requests to be placed on the Company's supplemental mailing list in order to receive its interim financial statements.

DATED: ______________________

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Signature

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Name - please print

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Address

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Name and title of person signing
if different from name above.